15026421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 MARKET ST, SUITE 1808
(No. and Street)

PHILADELPHIA (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MACEO N. DAVIS 215-564-1222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOLA & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

85 N. LANSDOWNE AVENUE, STE 6, LANSDOWNE PA 19050
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tp 5/13

OATH OR AFFIRMATION

I, MACEO N. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUOIN CAPITAL, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARGARET A. TESTA, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 28, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUOIN CAPITAL, LLC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014 AND
ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOLA & ASSOCIATES, P.C.

QUOIN CAPITAL, LLC.
Table of Contents
For the Year Ended December 31, 2014

Fola & Associates P.C.

85 N. Lansdowne Ave., Suite 6 • Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Quoin Capital, LLC

We have audited the accompanying financial statements Quoin Capital, LLC., (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Quoin Capital, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Partnership's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included deterring whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all materials respects, in relation to the financial as a whole.

Fola & Associates. P.C.

FOLA & ASSOCIATES, P.C.
February 26, 2015

Fola & Associates P.C.

85 N. Lansdowne Ave., Suite 6 • Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Quoin Capital, LLC's Exemption Report, in which (1) Quoin Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 CFR.240.15c3-3(k)(2)(ii) (the "Exemption Provisions") and (2) the Company states that Quoin Capital , LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exception provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion in management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly states, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of the Rule 15c3-3 under the Securities Exchange Act of 1934.

Fola & Associates, P.C.

Lansdowne. PA
February 26, 2015

February 26, 2015

Exemption Report

Quoin Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period June 1, 2014 to December 31, 2014 without exception.

Quoin Capital, LLC,
I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________
President

Quoin Capital LLC Member FINRA, SIPC and SPC
p: 215-564 1222 f: 215 564 1799 e: mdavis@quoincapital.com a: 1510 Market St., Ste 1808 Phila. PA

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Current assets	
Cash and cash equivalents	$ 596,042
Accounts Receivable	577,935
Marketable securities	211,312
Other Current Assets	4,629
Total current assets	1,389,918
Furniture and equipment	
Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348	-
Net furniture and equipment	-
Total assets	$ 1,389,918
Liabilities	
Current liabilities	
Commission payable	$ 724,613
Accrued expenses	46,646
Accounts payable	7,552
Total current liabilities	778,811
Long term liabilities	
Subordinated Loan	225,000
Total long term liabilities	225,000
Members' equity (deficit)	386,107
Total liabilities and members' equity (deficit)	$ 1,389,918

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Income
For the Year ended December 31, 2014

Revenue	
Trading income	$ 2,251,758
Commissions	249,833
Underwriting	83,704
Fee income	8,410
Other income	5,121
Total Income	2,598,826
Expenses	
Commission expense	2,201,949
Clearing charges	71,296
Officer compensation	58,472
Computers and technology	37,062
Regulatory and licensing	27,385
Interest expense	27,189
Occupancy expense	16,847
Other operating expenses	13,674
Travel and entertainment	13,596
Trading execution charges	11,544
Membership dues and subscriptions	11,242
Professional fees	10,684
Transportation	8,182
Consulting fees	7,325
Communication expense	4,912
Taxes	4,460
Office supplies	2,880
Marketing	1,311
Total Expenses	2,530,010
Net Income (Loss)	$ 68,816

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year ended December 31, 2014

Members units	
Units outstanding, January 1, 2014	1,304
Units outstanding, December 31, 2014	1,304
Balance, at cost, Beginning and End of Year	$ 353,886
Retained earnings (deficit)	
Balance, January 1, 2014	$ 17,139
Net income (loss)	68,816
Member capital contributed (distributed)	(53,734)
Balance, December 31, 2014	32,221
Total members' equity	$ 386,107

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Liabilities Surbordinated to Claims of General Creditors
For the Year ended December 31, 2014

Subordinated borrowings at January 1, 2014	$ 225,000
Changes in Surbordinated borrowings	
Subordinated note	-
	-
Subordinated borrowings at December 31, 2014	$ 225,000

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Cash Flows
For the Year ended December 31, 2014

Cash flows from operating activities	
Net Income	$ 68,816
Adjustment to reconcile change in net assets to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in SDN account	(25,960)
Increase in accounts receivable	(476,621)
Decrease in prepaid expenses	8,318
Increase in marketable securities	(211,312)
Decrease in other current assets	3,449
Decrease in accounts payable	(25,799)
Increase in commission payable	724,613
Increase in accrued expenses	27,196
Net cash provided by operating activities	92,700
Cash flows from investing activities	-
Cash flows from financing activities	
Distribution to members	(53,734)
Decrease in due to member	(12,461)
Net cash used in financing activities	(66,195)
Net increase in cash	26,505
Cash:	
Cash and cash equivalents - January 1, 2014	569,537
Cash and cash equivalents - December 31, 2014	$ 596,042
Supplemental cash flow disclosures:	
Interest paid	$ 1,014

-See notes to financial statements-

QUOIN CAPITAL, LLC.
Notes To Financial Statements
For The Year Ended December 31, 2014

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2014.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company dies not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. Accounting for Uncertainty in Income Taxes

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2011, which is the standard statute of limitations look-back period.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2014 consists of the following:

Furniture	$ 11,406
Computer and office equipment	4,942
Total	16,348
Accumulated depreciation	(16,348)
Net Furniture and Equipment	$ -

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2018. As of December 31, 2014 the remaining future minimum lease payments are as follows:

December 31, 2015	$ 13,231
December 31, 2016	$ 13,488
December 31, 2017	$ 13,744
December 31, 2018	$ 5,771

Rent expense incurred for the year ended December 31, 2014 was $16,847.

5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the of the company's management, the amount of such losses that might result from these claims , if any, would not materially affect the company's financial position.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 1/15 6 2/3%) of aggregate indebtedness, whichever is greater. At December 31, 2014, the Company had a net capital of approximately $581,282 which was $481,282 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .17:1.

7. SUBSEQUENT EVENT

Management has evaluated events through February 26, 2015, the day on which the financial statements were available to be issued.

8. SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2014, is listed as follows:

Subordinated notes, 1½%, due May 31, 2016.		$225,000
	Total	$225,000

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

SUPPLEMENTARY INFORMATION

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year ended December 31, 2014

Net Capital	
Total stockholder's equity qualified for net capital	$ 386,107
Add	
A. Subordinated borrowings allowable in computation of net capital	225,000
Total capital and allowable subordinated liabilities	611,107
Deductions and/or charges	
A. Non-allowable assets	
Draws against commission	3,264
Other assets	1,365
Total deductions/and or charges	4,629
Net capital before haircuts on securities positions	606,478
Hair cuts on securities	
A. Trading securities	(24,196)
B. Mutual fund money market	(1,000)
Total haircuts on securities	(25,196)
Net Capital	$ 581,282
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued and other liabilities	732,164
Computation of basic net capital requirement	
Minimum net capital required	100,000
Ratio: Aggregate indebtedness to net capital	.17 to 1

Reconciliation with company's computation

Net capital, as reported in company's Part II (unaudited) Focus report	574,781
Net audit adjustments - Haircuts adjustment	6,501
Net capital per above	581,282

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-1
of the Securities and Exchange Commission
For Year Ended December 31, 2014

The Company is exempt under Rule 15c3-3(k) (2)(ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15C3-3.

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
For Year Ended December 31, 2014

1	Customer's fully paid securities and excess margin securities not in the respondents position or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3:		$ -
	A	Number of items	$ -
2	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report day, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:		$ -
	A	Number of items	$ -

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.
For Year Ended December 31, 2014

Not applicable.

-See notes to financial statements-

Fola & Associates P.C.

85 N. Lansdowne Ave., Suite 6 • Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SIPC ANNUAL ASESSMENT

The Board of Directors of Quoin Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the Year ended December 31, 2014, which were agreed to by Quoin Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quoin Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. Quoin Capital LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fola & Associates, P.C.

Lansdowne.
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

15*15*********1928********************MIXED AADC 220
066980 FINRA DEC
QUOIN CAPITAL LLC
1515 MARKET ST STE 1808
PHILADELPHIA PA 19102-1916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,277

B. Less payment made with SIPC-6 filed (exclude interest) (2,793)
8/1/2014 CHK #5920
Date Paid

C. Less prior overpayment applied (1,502)

D. Assessment balance due or (overpayment) 1,982

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,982

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,982

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quoin Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 9 day of Feb, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,598,896
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		ϕ
(2) Net loss from principal transactions in securities in trading accounts.		ϕ
(3) Net loss from principal transactions in commodities in trading accounts.		ϕ
(4) Interest and dividend expense deducted in determining item 2a.		ϕ
(5) Net loss from management of or participation in the underwriting or distribution of securities.		ϕ
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		ϕ
(7) Net loss from securities in investment accounts.		ϕ
Total additions		ϕ
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		ϕ
(2) Revenues from commodity transactions.		ϕ
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		82,840
(4) Reimbursements for postage in connection with proxy solicitation.		ϕ
(5) Net gain from securities in investment accounts.		5,006
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		ϕ
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		ϕ
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		ϕ
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 115	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ϕ	
Enter the greater of line (i) or (ii)		115
Total deductions		87,961
2d. SIPC Net Operating Revenues		$ 2,510,935
2e. General Assessment @ .0025		$ 6,277 (to page 1, line 2.A.)